Exhibit 99.(a)(5)(ix)

For Immediate Release	Press Release

PEEK Announces Extension of Tender Offer for Shares of LookSmart and Updates Shareholders

New York, October 1, 2012 - PEEK Investments LLC today issued the following statement:

"We have extended our third-party tender offer to purchase all of the outstanding shares of common stock of LookSmart, Ltd. (Nasdaq: LOOK) for $1.00 per share in cash. As extended, the tender offer is scheduled to expire at 5:00 P.M., New York time, on October 26, 2012. The tender offer was previously scheduled to expire at 5:00 P.M., New York time, on September 28, 2012. As of September 28, 2012, 3,167,186 shares had been deposited.

We extended the tender offer because we are currently engaged in preliminary negotiations with LookSmart with respect to possible shareholder board representation rights, corporate governance initiatives, limitations and other modifications to the tender offer, and related agreements and transactions. However, we cannot guarantee that the negotiations will be successful or that the tender offer will be consummated even if the negotiations are successful. We will amend or supplement the tender offer material we filed with the SEC to reflect such negotiations.

Questions and Answers About LookSmart's Current Poison Pill

The discussion below addresses some of the questions most frequently received by us from security holders about LookSmart's current poison pill. The discussion is qualified in its entirety by reference to LookSmart's SEC filings, which may contain important information about the poison pill. Security holders should read LookSmart's SEC filings carefully in their entirety for additional information that may be important.

What is the record date for the initial rights dividend?

We don't know. According to a press release issued August 23, 2012 by LookSmart and a letter dated September 4, 2012 from LookSmart to shareholders, the record date was September 2, 2012. However, according to the rights agreement dated August 23, 2012, the record date was September 3, 2012.

What triggered the distribution date?

We don't know. According to LookSmart's August 23, 2012 press release, the distribution date appears to be related to the tender offer. LookSmart appears to be claiming that the distribution date was triggered under Section 3(a)(ii) of the rights agreement by the first public announcement on June 29, 2012 of our intention to commence the tender offer or the commencement of the tender offer on July 20, 2012. And, LookSmart appears to be claiming that it would not have been possible for us to do anything after LookSmart adopted the poison pill in order to avoid triggering a distribution date, even though the poison pill did not exist at the time we commenced the tender offer.

Has the distribution date occurred?

We don't know. According to LookSmart's August 23, 2012 press release, the distribution date is October 1, 2012 or such earlier or later date as may be established by LookSmart's board. However, according to a representative of LookSmart, LookSmart's board has established a later date and the distribution date is currently scheduled for on or about November 1, 2012 or such earlier or later date as may be established by LookSmart's board.

Are the rights exercisable?

We don't know. According to Section 7 of the rights agreement, the rights may be exercised at any time after the distribution date. However, according to the summary of rights provided by LookSmart, the rights may actually be exercisable on the distribution date. Notwithstanding the foregoing, according to Section 11(a)(ii) of the rights agreement, rights holders may not actually be entitled to purchase or receive any shares of common stock until after a person becomes an 'Acquiring Person.'

If the rights are exercisable, are they exercisable by PEEK?

Yes. According to the rights plan, because we are not currently an 'Acquiring Person' and have never been an 'Acquiring Person,' we would be entitled to exercise any rights that are exercisable.

Will the extension of the tender offer beyond September 28, 2012 trigger the poison pill?

No. According to a representative of LookSmart, although LookSmart has publicly announced that a distribution date has already been triggered under the poison pill, LookSmart originally intended, and currently intends, to 'grandfather' the tender offer. Although we do not understand why LookSmart would declare a distribution date if LookSmart intended to 'grandfather' the tender offer, we extended the tender offer in reliance upon representations and assurances provided by or on behalf of LookSmart, notwithstanding LookSmart's existing public disclosures, and based on our understanding that LookSmart would not permit the rights to become exercisable in connection with the previously disclosed distribution date or otherwise in connection with the extension of the tender offer.

We are hopeful that the additional time will permit the parties to reach an agreement with respect to possible shareholder board representation rights, corporate governance initiatives, limitations and other modifications to the tender offer, and related agreements and transactions. We are also hopeful that LookSmart will update or clarify its existing public disclosures with respect to the poison pill in order to mitigate the risk of any misunderstanding and confusion among LookSmart's shareholders with respect to the application of the poison pill.

If LookSmart claims that the rights are exercisable, then we believe that we would be entitled to exercise the rights if and as long as we are not, and have never been, an 'Acquiring Person' as of such exercise. In addition, we continue to believe that the poison pill is illegal, including as specifically applied by LookSmart to the tender offer and generally to the extent it purports to restrict transferees and effectively precludes certain proxy contests.

About PEEK Investments LLC

PEEK Investments LLC is a newly-formed Delaware limited liability company, organized for purposes of making the tender offer. PEEK is sponsored by a consortium of shareholders of LookSmart represented by Snowy August and Platinum Management (NY) LLC. As of the date hereof, the consortium may be deemed to be the largest shareholder of LookSmart as a group and beneficially own 2,591,312 (14.98%) of LookSmart's outstanding shares.

About the Tender Offer

This press release is intended to inform security holders or the public in general about a third-party tender offer by PEEK to purchase all of the outstanding shares of common stock of LookSmart, Ltd. for $1.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, pursuant to the Schedule TO and other related tender offer material filed July 20, 2012 by PEEK with the SEC, as amended and supplemented. This press release is not an offer to purchase or a solicitation of an offer to sell any securities. Security holders are advised to read the material because it contains important information about the tender offer. Security holders may obtain the material for free at the web site maintained by the SEC at http://www.sec.gov. Security holders may request free copies of the material from us using the contact information herein.

About any Possible Proxy or Consent Solicitation

This press release is not a request for, or to execute or revoke or not execute or revoke, any proxy or consent. This press release is not intended to solicit, or result in the procurement, withholding, or revocation of, any proxy or consent. We are not asking you for any proxy or consent. You are requested not to send us a proxy or consent. Any such solicitation will be made pursuant to solicitation material filed with the SEC as required by law.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to factors that could cause actual results to differ materially from expected results, including assumptions that may not be correct or accurate due to risks related to LookSmart and other parties, circumstances, and conditions we cannot control or predict with certainty, the inherent uncertainty of future events, and other factors that may cause us to change our plans.

Source:	PEEK Investments LLC

Contacts:	Michael Onghai, CFA	Fletcher Clark Johnston
	President, Snowy August Management LLC	Legal Counsel, Securities Law Adviser Group LLC
	(917) 397-7234	(214) 808-3264
	michael@snowyaugust.com	fletcher.johnston@seclawgroup.com